SEC FILE NUMBER _______________

CUSIP NUMBER _______________

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

Commission File Number      1-13452

(Check One)	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form N-SAR ☐ Form N-CSR

For period ended:           December 31, 2004

☐	Transition Report on Form 10-K and Form 10-KSB

☐	Transition Report on Form 20-F

☐	Transition Report on Form 11-K

☐	Transition Report on Form 10-Q and Form 10-QSB

☐	Transition Report on Form N-SAR

For the transition period ended: ________________________________

Read Attached Instruction Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: ________________________

PART I
REGISTRANT INFORMATION

Full name of registrant Paxson Communications Corporation.

Former name if applicable

Address of principal executive office (Street and number) 601 Clearwater Park Road

City, state and zip code West Palm Beach, Florida 33401

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PART II
RULES 12B-25(b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒ (b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III
NARRATIVE

     State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report portion thereof, could not be filed within the prescribed time period.

     The Registrant is unable to file its Annual Report on Form 10-K for the year ended December 31, 2004 by the prescribed filing date of March 16, 2005 because the Registrant has not been able, without unreasonable effort or expense, to complete the preparation of the financial statements of the Registrant for the year ended December 31, 2004 on or before March 16, 2005. The Registrant is unable to complete the preparation of its financial statements for the year ended December 31, 2004 on or before March 16, 2005 because the Registrant is currently evaluating two adjustments to its financial statements.

     First, from approximately 1999 through 2002, the Registrant entered into various long-term operating leases that provided for escalating lease payments. Historically, the Registrant had recognized the expense associated with these operating leases based on the annual cash outflows required. Under generally accepted accounting principles, however, the Registrant is required to recognize the annual amount of lease expense using the straight-line method over the term of the lease.

     Second, the Registrant has determined that the state income tax rate the Registrant has used to determine its income tax provision and establish the related deferred tax liability in previous financial statements is incorrect and is currently evaluating the effect of the application of the incorrect rate.

      These two adjustments will result in the recognition of additional expense and related deferred liabilities. The Registrant is in the process of analyzing both of these issues and, at this time, is unable to determine whether it will be necessary to restate its financial results for any prior periods.

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PART IV
OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification.

Adam K. Weinstein, Esq.	561	659-4122

(Name)	(Area Code)	(Telephone Number)

     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

☒ Yes ☐ No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes ☐ No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     The Registrant anticipates that its net loss attributable to common stockholders for the fiscal year ended December 31, 2004, will significantly exceed its net loss attributable to common stockholders for the fiscal year ended December 31, 2003, primarily as a result of gains recognized in 2003 upon the sale of television stations and increased preferred stock dividends in 2004 and the two adjustments discussed in Part III above. The Registrant’s previously reported net loss attributable to common stockholders for the first nine months of 2004 was $167.0 million compared to a net loss attributable to common stockholders for the first nine months of 2003 of $94.5 million.

     This notification of late filing contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of the Registrant to be materially different from any future results, performance or achievements expressed or implied by forward-looking statements. Investors are cautioned that forward-looking statements are not guarantees of future performance and that undue reliance should not be placed on such statements. Forward-looking statements speak only as of the dates on which they were made. The adjustments described above are subject to change based upon completion of the review by the Registrant and its independent registered public accounting firm. The Registrant undertakes no obligation to update publicly or revise any forward-looking statements or to make any other forward-looking statements, whether as a result of new information, future events or otherwise unless required to do so by the securities laws. Investors are referred to the full discussion of risks and uncertainties associated with forward-looking statements contained in the Registrant’s filings with the Securities and Exchange Commission.

Paxson Communications Corporation

(Name of Registrant as Specified in Charter)

     Has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date March 16, 2005	By:	Richard Garcia
Richard Garcia
Senior Vice President and Chief Financial Officer

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     Instruction: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).

GENERAL INSTRUCTIONS

     1. This form is required by Rule 12b-25 of the General Rules and Regulations under the Securities Exchange Act of 1934.

     2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

     3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

     4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

     5. Electronic filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T.

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